Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
October 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:    Notice of Disclosure Filed in Exchange Act Quarterly Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Capital Corporation (“ARCC”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which was filed with the U.S. Securities and Exchange Commission on October 30, 2019. This disclosure can be found on page 158 of the Quarterly Report on Form 10-Q and is incorporated by reference herein. ARCC has made such disclosure based on information provided by other companies that may be deemed to be under common control with ARCC, and not because of any conduct by ARCC.

Very truly yours,

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	General Counsel, Vice President and Secretary